

March 2, 2011

Yu Chuan Yih
President and Chief Executive Officer
LJ International Inc.
Unit #12, 12/F, Block A
Focal Industrial Centre
21 Man Lok Street
Hung Hom, Kowloon, Hong Kong

>   **Re: LJ International Inc.**
>   **Form 20-F for Fiscal Year Ended December 31, 2009**
>   **Filed March 25, 2010**
>   **File No. 0-29620**

Dear Mr. Yih:

We have reviewed your response letter dated February 18, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2009

Item 15. Controls and Procedures, page 62
(b) Management's annual report on internal control over financial reporting, page 62

1.   We reviewed your response to comment three in our letter dated January 28, 2011. We understand that your Chief Financial Officer gained experience in the area of application and review of US GAAP, IFRS and SEC rules when he was employed as a senior accountant with Moores Rowland, CA and that your Senior Vice President gained experience in the area of application and review of US GAAP, IFRS and SEC rules when he was employed by Ernst & Young and as the Asian Region CFO of a company listed on the New York Stock Exchange. Please provide more specific details of the audit and

U.S. GAAP and SEC financial reporting experience of these officers in their former capacities, including:

- The role of these officers and the number of hours spent in conducting audit engagements of U.S. GAAP financial statements in their former capacities;

- The nature of the specific work the officers performed in connection with audit engagements of U.S. GAAP financial statements, including the extent of their involvement in the financial reporting process and/or preparing U.S. GAAP financial statements;

- Whether the officers were directly involved in resolving U.S. GAAP accounting and financial reporting issues, and if so, the nature of such accounting and financial reporting issues and their specific involvement; and

- The role your Senior Vice President played, as an Asian Region CFO, and the amount of time spent, in the U.S. GAAP accounting and financial reporting process of the parent company listed on the New York Stock Exchange.

Financial Statements, page F-1

Note 12. Common Stock and Warrants Other Than Stock-Based Compensation, page F-35

2.   We reviewed your response to comment four in our letter dated January 28, 2011. You state that the warrants contained in the warrant agreements filed as Exhibits 99.4 and 99.5 to Form 6-K filed September 27, 2006, which included anti-dilution provisions, are considered to be indexed to your stock in accordance with the guidance in ASC 815-40-15-7D, as the strike price and the number of shares used to calculate the settlement amount is subject to adjustment if you issue common stock in certain circumstances at a price lower than the exercise price of the warrants. Please tell us the following:

- How you conclude that the settlement amount of the warrants is equal to the difference between the fair value of a fixed number of shares and a fixed strike price when the strike price would be adjusted if you sell shares of common stock for a price less than the exercise price of the warrants; and

- Why you believe the occurrence of a sale of common stock at market, or a price less than the exercise price of the warrants, is an input to the fair value of a fixed-for-fixed option on equity shares; and

- The estimated fair value of the warrants at each balance sheet and the method and assumptions used to determine fair value.

You may contact Yolanda Guobadia at (202) 551-3562 if you have questions regarding comments on the financial statements and related matters. In her absence, you may contact me at (202) 551-3344.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief